Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO ANNOUNCES ENHANCED OFFER FOR FALCONBRIDGE
TO DELIVER SUPERIOR LONG-TERM VALUE TO
SHAREHOLDERS
Value of offer increased by Cdn. $5.00 per share
Improved metal market fundamentals support enhanced
value of combination
Toronto, May 13, 2006 — Inco Limited (“Inco”)(TSX, NYSE:N) and Falconbridge Limited (“Falconbridge”)(TSX:FAL.LV; NYSE:FAL) announced today that their respective Boards of Directors have unanimously agreed to an increase in the value of Inco’s friendly offer to acquire all of the outstanding common shares of Falconbridge by Cdn. $5.00 to Cdn. $51.17 per share (based on Inco’s closing share price on the TSX of $73.80 on May 12, 2006). The share component of the consideration remains unchanged.
“The enhanced terms reflect the change in metal market dynamics and the additional value created in Falconbridge because of higher metal prices,” said Scott Hand, Chairman and Chief Executive Officer of Inco Limited. “They also demonstrate our continuing conviction that combining Inco and Falconbridge to create the great company that the new Inco will be is in the best interests of shareholders of both companies over the long term.”
“This is the right deal with the right company,” said Derek Pannell, Chief Executive Officer of Falconbridge Limited. “The mining world has long understood that Inco and Falconbridge are logical partners and this has only been underscored by the improved metals market environment. Falconbridge has been actively creating value for its shareholders and that value is reflected in this enhanced offer.”

“Our new offer demonstrates our commitment to realize the outstanding value that only the combination of these two companies can offer,” Mr. Hand continued. “At the same time, as we work aggressively to complete the Falconbridge transaction, Inco will continue to evaluate appropriate strategic alternatives that would serve the best interests of our shareholders.”
Under the terms of the revised support agreement, Inco will offer Cdn. $51.17 in cash or 0.6927 of an Inco Common Share plus Cdn. $0.05 in cash for each Falconbridge common share. Falconbridge’s common shareholders will have the right to elect to receive all cash or all Inco Common Shares (plus Cdn. $0.05 per Falconbridge Common Share), subject to pro ration based upon the maximum amount of cash and Inco Common Shares offered. Under the terms of this offer, the maximum amount of cash to be paid by Inco will be approximately Cdn. $4.8 billion, and the maximum number of Inco Common Shares to be issued will be approximately 201 million, taking into account the conversion of Falconbridge’s outstanding convertible debt securities and outstanding share options. Assuming full pro ration of these maximum amounts, this would mean Cdn. $12.50 in cash and 0.524 of an Inco Common Share for each Falconbridge Common Share subject to the offer.
The revised support agreement also provides for the payment of a fee of up to U.S. $450 million to Inco by Falconbridge in the event that the acquisition is not completed for the reasons set forth in the original agreement.
At the time the acquisition was announced on October 11, 2005, the two companies estimated that synergies and cost savings resulting from their combination would total U.S.$350 million per year as a result of improved efficiencies and better use of resources, primarily in the Sudbury basin. Because the improved efficiencies will result in higher throughput, the total value of the synergies increases with higher metals prices. Using current analyst consensus prices, the annual synergies increase to U.S.$375 million and the total net present value of the synergies increases to U.S.$2.8 billion, and would be even higher using today’s commodity prices.

“The recent gains in copper and nickel markets and their outstanding prospects going forward make our transaction look even better today than when it was first announced,” said Mr. Hand.
The Inco-Falconbridge combination will create a mining and metals powerhouse, with outstanding growth prospects and a truly unique opportunity to create significant value for shareholders going forward. “As we have said, the combined company will have some of the best mines and project pipelines in nickel and copper, two metals we believe have the best economic fundamentals over the next few years,” said Mr. Hand.
The new Inco will create:
■	The world’s largest nickel producer, with pro forma combined estimated 2006 nickel output of 815 million pounds, forecast to climb to approximately one billion pounds in 2009;

■	A leading copper producer, with pro forma combined estimated 2006 production of 1.4 billion pounds, and the potential to almost double production by 2011;

■	A diversified base metals company, with excellent positions in cobalt, zinc, platinum-group metals and aluminum;

■	A leading position in combined estimated proven and probable nickel mineral reserves from both sulphide and nickel laterite deposits and a leading portfolio of existing and greenfield nickel properties;

■	A globally diverse company with extensive operations in North and South America, Asia, the South Pacific and Europe;

■	A financially robust company with pro forma combined revenues of approximately U.S. $4 billion for the three months ended March 31, 2006 and pro forma combined cash flow from operations before changes in working capital of U.S. $971 million for the same period;

■	A “best-in-class” management team and global workforce.
“This transaction will benefit not just the shareholders of both companies but other stakeholders as well, including our employees and the communities where we operate,” says Mr. Hand. “We’ve been extremely gratified by the broad-based stakeholder support that we have received since we announced this acquisition.”
Inco and Falconbridge continue to work with the U.S. Department of Justice and the European Commission in connection with their respective reviews of our pending transaction.
Based on current First Call consensus mean estimates, this transaction would be significantly accretive to Inco in the first full year after the acquisition from a cash flow perspective, and accretive from an earnings perspective. It will allow Inco to retain its investment grade credit rating.
Assuming all Falconbridge common shares are tendered, on completion of the transaction current Inco shareholders would hold approximately 53% and former Falconbridge shareholders would hold approximately 47% of the fully diluted Inco common shares (in addition to the Cdn. $4.8 billion aggregate cash consideration to be received by Falconbridge shareholders as noted above).

The Board of Directors of Falconbridge has unanimously determined that the offer is fair from a financial point of view and will recommend that its shareholders accept the offer from Inco. CIBC World Markets, Falconbridge’s financial advisor, has provided an opinion to the Falconbridge Board of Directors that the offer is fair from a financial point of view. Morgan Stanley, RBC Capital Markets, and Goldman, Sachs & Co., Inco’s financial advisors, have each provided an opinion to the Inco Board of Directors that the offer is fair from a financial point of view.
Inco has received sufficient commitments from the Morgan Stanley, Goldman, Sachs & Co., Royal Bank of Canada and Bank of Nova Scotia organizations to finance the cash portion of the offer.
Mailing to Falconbridge shareholders of the terms of the revised Offer and the recommendation of the Falconbridge Board of Directors’ Circular in support of the revised Offer is expected to occur in the next two weeks. The Offer is subject to certain conditions of completion, including receipt of all necessary regulatory clearances and acceptance of the Offer by Falconbridge shareholders owning not less than 66 2/3% of the Falconbridge common shares on a fully diluted basis. Once the 66 2/3% acceptance level is met, Inco intends, but is not required, to take steps to acquire all outstanding Falconbridge common shares.
Morgan Stanley, RBC Capital Markets and Goldman, Sachs & Co. are acting as financial advisors to Inco and CIBC World Markets is acting as financial advisor to Falconbridge. Osler, Hoskin, & Harcourt and Sullivan & Cromwell LLP are acting as legal advisors to Inco and McCarthy Tetrault are acting as legal advisors to Falconbridge.

Conference Call and Webcast
Interested investors can listen to our presentation to the investment community on Inco’s planned acquisition of Falconbridge Limited, on a live, listen-only basis, or access the archival webcast or the recording of the presentation through the Internet or by calling the toll-free telephone number in North America as indicated below.
The presentation is scheduled for Monday, May 15 at 8:30 a.m. E.S.T. and can be accessed by visiting the website of a third-party webcasting service we will be using, CNW Group Ltd., at www.newswire.ca/webcast, at least five minutes before the start of the presentation. Copies of any slides or other statistical information to be used for the conference call can be accessed and will be available for online viewing by persons with a computer system and Internet connection meeting certain minimum requirements through www.newswire.ca/webcast by clicking on the event title or through Inco’s website, www.inco.com.
The archival webcast of the presentation can be accessed via the Internet through www.newswire.ca/webcast. A recording of the presentation can be listened to until 11:59 p.m. Toronto time, May 30, 2006 by dialing 1-800-558-5253 in North America and by entering the reservation number 21292245. This recording is also available outside North America by dialing 416-626-4100 and by entering the same reservation number.
Forward-Looking Statements
This press release contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects;

statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies ; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies;business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to our industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this press release represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing

Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2005, and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.
Important Legal Information
This release may be deemed to be solicitation material in respect of Inco’s pending acquisition of Falconbridge. Inco has filed a registration statement on Form F-8 and amendments thereto containing a share exchange take-over bid circular and notice of extension of offer delivered to the shareholders of Falconbridge and other documents with the SEC and will be filing additional amendments to the registration statement on Form F-8. Falconbridge, if required, will file other documents regarding the pending acquisition with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY AMENDMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement and Inco’s other SEC filings free of charge at the SEC’s web site, www.sec.gov or from Inco’s media or investor relations departments.

May 13, 2006
IN 06/16

For further information:
Media relations: Investor Relations: or www.inco.com	Steve Mitchell Sandra Scott	(416) 361-7950 (416) 361-7758

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